John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
April 16, 2010
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company	John Hancock Life Insurance Company (U.S.A.)
	(U.S.A.) Separate Account H	AnnuityNote Portfolios C Share
	initial Form N-4 Registration Statement	Variable Annuity Contracts
(File No. 333-164953 and 811-4113)

	John Hancock Life Insurance Company of	John Hancock Life Insurance Company of New York
	New York Separate Account A	AnnuityNote Portfolios C Share
	initial Form N-4 Registration Statement	Variable Annuity Contracts
(File No. 333-164954 and 811-6584)
Dear Ms. White:
This letter is in response to the comments you provided in your letter dated March 25, 2010, regarding the above-referenced initial joint registration statement on Form N-4, filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2010 (accession numbers: 0000950123-10-013744; 0000950123-10-013745). Your comments are shown in italics. We use underlines to show additions and ~~strikethroughs~~ to show deletions to the text of the prospectus.
Comment 1.      General
a. The contract name on the front cover page of the prospectus is AnnuityNote Portfolio C Share, but the EDGAR class identifier associated with the contract is the AnnuityNote Portfolio. Please reconcile.
RESPONSE: The name of the contract, which was originally filed in brackets, is AnnuityNote® Portfolios C Share Variable Annuity. This will be reflected in the prospectus and in the EDGAR class identifier.
b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the contract (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the contract.
RESPONSE: The company will be solely responsible for paying out on any guarantees associated with the contract.
Comment 2.      Overview
Please disclose that the prospectus describes all material features and benefits of the contract.
RESPONSE: We have adjusted the second paragraph in the Overview section as follows:
We disclose all material features and benefits of the Contracts in this Prospectus. Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, a Contract purchased in

Alison T. White, Esq.
SEC Office of Insurance Products
April 16, 2010

one state may have terms and conditions that vary from the terms and conditions of a Contract purchased in a different jurisdiction. We disclose all material variations in ~~the~~this Prospectus.
Comment 3.      Fee Tables
Footnote numbers 2 and 3 appear to be reversed. Please revise.
RESPONSE: The correction has been made:
The following table describes fees and expenses that you pay periodically during the time that you own the Contract. This table does not include annual Portfolio operating expenses. State premium taxes may also be deducted.

Contract Owner Transaction Expenses[1]and		John Hancock USA and
Periodic Fees and Expenses other than Portfolio Expenses		John Hancock New York
Annual Separate Account Asset-Based Charge[2]		2.10%
Transfer Fee[3]	Maximum Fee	$25
	Current Fee	$0

[1]	State premium taxes may also apply to your Contract, which currently range from 0.04% to 4.00% of each Purchase Payment (see “VI. Charges and Deductions — Premium Taxes”).

[2]	The Annual Separate Account Asset-Based Charge is deducted on a daily basis to compensate us for administration, distribution, and mortality and expense risks (see “VI. Charges and Deductions — Asset-Based Charges”).

~~2~~3	This fee is not currently assessed against transfers. We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

~~[2]~~	~~The Annual Separate Account Asset-Based Charge is deducted on a daily basis to compensate us for administration, distribution, and mortality and expense risks (see “VI. Charges and Deductions — Asset-Based Charges”).~~
Comment 4.      Fund Expenses
Please provide completed fund expense information to the staff via an EDGAR correspondence filing as soon as these figures are available.
RESPONSE: Updated Portfolio Expenses are provided in Appendix A to this letter.
Comment 5. Rating Agencies, Endorsements and Comparisons, page 10
Please advise why you have included the discussion about advertisements contained in the second and third paragraphs.
RESPONSE: Those paragraphs have been removed. The current text reads as follows:
The ultimate parent of both companies is Manulife Financial Corporation, a publicly traded company, based in Toronto, Canada. Manulife Financial Corporation is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Companies changed their names to John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York, respectively, on January 1, 2005 following Manulife Financial Corporation’s acquisition of John Hancock Financial Services, Inc.
~~Rating Agencies, Endorsements and Comparisons. We are ranked and rated by independent financial rating services, including Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, Fitch Ratings Ltd. and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of John Hancock USA and John Hancock New York for the obligations the respective Company incurs. The ratings are not intended to reflect the investment experience or financial strength of~~

Alison T. White, Esq.
SEC Office of Insurance Products
April 16, 2010

~~the Separate Accounts or their Subaccounts, or the Trust or its Portfolios. The ratings are available on our website. We may from time to time publish the ratings in advertisements, sales literature, reports to Contract Owners, etc. In addition, we may include in certain promotional literature endorsements in the form of a list of organizations, individuals or other parties that recommend the Company or the Contracts.~~
~~We may also occasionally include in advertisements comparisons of performance information for a Variable Account to:~~
~~•     other variable annuity separate accounts, mutual funds, or investment products tracked by research firms, rating services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria;~~
~~•     the Consumer Price Index, to assess the real rate of return from buying a Contract by taking inflation into consideration;~~
~~•     various indices that are unmanaged; or~~
~~•     currently taxable and tax-deferred investment programs, based on selected tax brackets.~~
~~Our advertisements may also include discussions of alternative investment vehicles and general economic conditions.~~
The Company incurs obligations under the Contract to guarantee amounts in addition to your Contract Value, such as the Lifetime Income Amount and the Annuity Option, and to the extent that the Company pays such amounts, the payments will come from the Company’s general account assets. You should be aware that the general account consists of securities and other investments, the value of which may decline during periods of adverse market conditions. The Company’s financial statements contained in the Statement of Additional Information include a further discussion of risks inherent within the Company’s general account investments.
Comment 6. Withdrawals after the Lifetime Income Date — Excess Withdrawals
Please emphasize that when you reduce the Lifetime Income Amount due to an Excess Withdrawal, you do so by the entire amount of the Excess Withdrawals, not just the amount by which it exceeded the Lifetime Income Amount.
RESPONSE: We have revised the Excess Withdrawal section of the prospectus as follows:
Withdrawals after the Lifetime Income Date — Excess Withdrawals. An Excess Withdrawal is a withdrawal you take on or after the Lifetime Income Date that, together with all other withdrawals during a Contract Year, exceeds the Lifetime Income Amount for that Contract Year. Each time you take a withdrawal after the Lifetime Income Date, we first determine if the Withdrawal Amount is an Excess Withdrawal. If so, we will reduce your Lifetime Income Amount on a pro rata basis. We do this by reducing your Lifetime Income Amount in the same proportion that the Excess Withdrawal bears to the Contract Value prior to the withdrawal. Note that we reduce the Lifetime Income Amount by the entire amount of the Excess Withdrawal, and not just the amount by which the Excess Withdrawal exceeds the Lifetime Income Amount.
We also reduce your Lifetime Income Amount for each subsequent Excess Withdrawal that you take during that Contract Year.
EXAMPLE: If your purchase a single life Contract and you take a withdrawal of $10,000 when your Contract Value is $100,000 and your Lifetime Income Amount is $5,000, we will reduce your Lifetime Income Amount to $4,500 ($5,000 x (1-$10,000/$100,000)).
EXAMPLE: If your purchase a joint life Contract and you take a withdrawal of $10,000 when your Contract Value is $100,000 and your Lifetime Income Amount is $4,750, we will reduce your Lifetime Income Amount to $4,275 ($4,750 x (1-$10,000/$100,000)).

Alison T. White, Esq.
SEC Office of Insurance Products
April 16, 2010

Excess Withdrawals, with limited exceptions, lower the Lifetime Income Amount guarantee. If you have experienced unfavorable investment performance the reduction could be significantly more than the amount of the Excess Withdrawal.
Comment 7.      Appendix A.
Please bold the disclosure in the fourth bullet point under Important Considerations that"[i]f your qualifying contract is ‘in the money,’ ... your Lifetime Income Amount in the New Contract may be re-established based upon the lower amount, divesting you of the benefit of your guarantee under the qualifying contract.”
RESPONSE: This has been done; the section appears as follows:
Important Considerations
Before you elect to participate in the John Hancock USA AnnuityNote® Exchange Program, you should be aware that:
•	An exchange may not be in your best interest.

•	The charges and expenses of a New Contract may differ from those under your existing John Hancock qualifying contract.

•	You Lifetime Income Date will be re-established based upon the date of issue of the New Contract.

•	If your qualifying contract is “in the money” (i.e., your contract value at the time of the exchange is lower than the total of your purchase payments (less any withdrawals) into the qualifying contract), your Lifetime Income Amount in the New Contract may be re-established based upon the lower amount, divesting you of the benefit of your guarantee under the qualifying contract.

•	The Variable Investment Options of a New Contract may differ from those under your existing John Hancock qualifying contract.

•	The fees and expenses of Portfolios available under a New Contract may differ from those under your existing John Hancock qualifying contract.

•	The death benefit and other guaranteed amounts available with a New Contract may differ from those available under your existing John Hancock qualifying contract.

•	You may not make Additional Purchase Payments to the New Contract once issued.
Comment 8.      Tandy Representations
RESPONSE: The Registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.
Very truly yours,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities

Appendix A

III. Fee Tables
▪ ▪ ▪
The next table describes the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Portfolio’s fees and expenses is contained in the Portfolio’s prospectus.
Total Annual Portfolio Operating Expenses1

	Minimum		Maximum
Expenses that are deducted from Portfolio assets, including management fees, Rule 12b-1 fees, and other expenses	~~[~~0.75~~7~~	%	1.31~~7~~%~~]~~

[1]	Fees and expenses of the Portfolios are not fixed or specified under the terms of the Contracts and may vary from year to year..
Examples
We provide the following examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Portfolio fees and expenses.
The following example assumes that you invest $10,000 in a Contract. This example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Portfolios. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
Maximum Portfolio Operating Expenses

	1 Year	3 Years	5 Years	10 Years
If you surrender the Contract at the end of the applicable time period:	~~[~~$344~~30~~	$1,046~~05~~	$1,769~~03~~	$3,673~~584~~

If you annuitize, or do not surrender the Contract at the end of the applicable time period:	$344~~30~~	$1,046~~05~~	$1,769~~03~~	$3,673~~584]~~
The following example assumes that you invest $10,000 in a Contract. This example also assumes that your investment has a 5% return each year and assumes the minimum fees and expenses of any of the Portfolios. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
Minimum Portfolio Operating Expenses

	1 Year	3 Years	5 Years	10 Years
If you surrender the Contract at the end of the applicable time period:	~~[~~$288~~92~~	$882~~93~~	$1,500~~19~~	$3,160~~97~~

If you annuitize, or do not surrender the Contract at the end of the applicable time period:	$288~~92~~	$882~~93~~	$1,500~~19~~	$3,160~~97]~~

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Appendix A
The following table describes the operating expenses for the Portfolios, shown as a percentage of the Portfolio’s average net assets for the fiscal year ended December 31, 2009, except as stated below in the notes that follow the table. More detail concerning the Portfolio’s fees and expenses is contained in the Portfolio’s prospectus and in the notes following the table.
~~[FUND EXPENSES TO BE UPDATED BY AMENDMENT]~~

				Acquired
		Other		Portfolio Fees		Total Operating		Contractual Expense		Net Operating
Management Fees	12b-1 Fees	Expenses		and Expenses		Expenses[1]		Reimbursement		Expenses
~~[~~John Hancock Trust Core Allocation (Series II) [2]
0.05%	0.25%	0.40~~7~~	%	0.94~~85~~	%	1.64~~22~~	%	-0.33~~05~~	%	1.31~~17~~	%
John Hancock Trust Core Balanced (Series II) [2]
0.05%	0.25%	0.26~~07~~	%	0.90~~79~~	%	1.46~~16~~	%	-0.19~~05~~	%	1.27~~11~~	%
John Hancock Trust Core Disciplined Diversification (Series II) [2]
0.05%	0.25%	0.24~~07~~	%	0.83~~63~~	%	1.37~~00~~	%	-0.17~~05~~	%	1.20~~0.95~~	%
John Hancock Trust Core Fundamental Holdings (Series II) [3]
0.05%	0.55%	0.14~~05~~	%	0.48~~1~~	%	1.22~~06~~	%	-0.09~~5~~	%	1.13~~01~~	%
John Hancock Trust Core Global Diversification (Series II) [3]
0.05%	0.55%	0.14~~05~~	%	0.57~~42~~	%	1.31~~07~~	%	-0.09~~5~~	%	1.22~~02~~	%
John Hancock Trust Core Strategy (Series II) [4]
0.05%	0.25%	0.03~~5~~	%	0.50~~2~~	%	0.83~~7~~	%	-0.06~~8~~	%	0.77~~9~~	%
John Hancock Trust Lifestyle Balanced (Series II)
0.04%	0.25%	0.02~~3~~	%	0.73~~6~~	%	1.04~~8~~	%	0.00%		1.04~~8~~	%
John Hancock Trust Lifestyle Conservative (Series II)
0.04%	0.25%	0.03%		0.69~~71~~	%	1.01~~3~~	%	0.00%		1.01~~3~~	%
John Hancock Trust Lifestyle Growth (Series II)
0.04%	0.25%	0.03%		0.74~~6~~	%	1.06~~8~~	%	0.00%		1.06~~8~~	%
John Hancock Trust Lifestyle Moderate (Series II)
0.04%	0.25%	0.03%		0.71~~4~~	%	1.03~~6~~	%	0.00%		1.03~~6~~	%
John Hancock Trust Total Bond Market Trust A (Series II)
0.47%	0.25%	0.03~~5~~	%	0.00%		0.75~~7~~	%	0.00%		0.75~~7~~%~~]~~
Notes to Portfolio Expense Table
~~[footnotes to be updated by amendment]~~

[1]	The “Total Annual Operating Expenses” include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies (“Acquired Portfolio Fees and Expenses”). The Total Annual Operating Expenses shown may not correlate to the Portfolio’s ratio of expenses to average net assets shown in the “Financial Highlights” section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio’s investment in the underlying Portfolios.

[2]	The Adviser has contractually limited other Portfolio level expenses to 0.07% until April 30, 2011. These expenses consist of operating expenses of the Portfolio, excluding advisory, 12b-1, underlying Portfolio expenses, transfer agent and blue sky fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business.

[3]	The Adviser has contractually limited other Portfolio level expenses to 0.05% until April 30, 2011. These expenses consist of operating expenses of the Portfolio, excluding advisory, 12b-1, underlying Portfolio expenses, transfer agent and blue sky fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business.

[4]	The Adviser has contractually agreed to reimburse “Expenses” of the Portfolio that exceed 0.02% of the average annual net assets of the Portfolio. Expenses includes all expenses of the Portfolio except Rule 12b-1 fees, Underlying Portfolio expenses, class specific expenses such as blue sky and transfer agency fees, Portfolio brokerage, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business. This reimbursement may be terminated any time after April 30, 2011.

A-2